Filed pursuant to Rule 433

Registration No. 333-289512

Issuer Free Writing Prospectus dated August 12, 2025

Relating to Preliminary Prospectus Supplement dated August 12, 2025

$1,500,000,000

NXP B.V.

NXP FUNDING LLC

NXP USA, INC.

August 12, 2025

$500,000,000 4.300% SENIOR NOTES DUE 2028

$300,000,000 4.850% SENIOR NOTES DUE 2032

$700,000,000 5.250% SENIOR NOTES DUE 2035

PRICING TERM SHEET

Issuers:	NXP B.V., NXP Funding LLC and NXP USA, Inc. (collectively, the “Issuers” or “we”)

Notes:	$500,000,000 4.300% Senior Notes due 2028 (the “2028 Notes”) $300,000,000 4.850% Senior Notes due 2032 (the “2032 Notes”) $700,000,000 5.250% Senior Notes due 2035 (the “2035 Notes”)

Guarantor:	The Notes will be guaranteed by NXP Semiconductors N.V., the holding company of NXP B.V.

Principal Amount:	2028 Notes: $500,000,000 2032 Notes: $300,000,000 2035 Notes: $700,000,000

Use of Proceeds:

We estimate that the net proceeds to us from this offering, after deducting the Underwriters’ discounts payable by us, will be approximately $1,491,874,000.

We intend to use the net proceeds from the offering of the Notes to redeem the 5.350% 2026 Notes and the 3.875% 2026 Notes, including all premiums, accrued interest and costs and expenses related to such redemptions. Pending such application, such proceeds and the excess net proceeds from the Notes will be temporarily held as cash and other short-term securities or used for general corporate purposes, which may include capital expenditures or short-term debt repayment.

Stated Maturity Date:	2028 Notes: August 19, 2028 2032 Notes: August 19, 2032 2035 Notes: August 19, 2035

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Offering Price:

2028 Notes: 99.986%, plus accrued interest, if any, from August 19, 2025

2032 Notes: 99.800%, plus accrued interest, if any, from August 19, 2025

2035 Notes: 99.792%, plus accrued interest, if any, from August 19, 2025

Coupon:	2028 Notes: 4.300% per annum 2032 Notes: 4.850% per annum 2035 Notes: 5.250% per annum

Yield to Maturity:	2028 Notes: 4.305% 2032 Notes: 4.884% 2035 Notes: 5.277%

Benchmark Treasury:	2028 Notes: 3.625% UST due August 15, 2028 2032 Notes: 4.000% UST due July 31, 2032 2035 Notes: 4.250% UST due August 15, 2035

Benchmark Treasury Price / Yield:	2028 Notes: 99-243⁄4 / 3.705% 2032 Notes: 99-25+ / 4.034% 2035 Notes: 99-20 / 4.297%

Spread to Benchmark Treasury:	2028 Notes: T + 60 basis points 2032 Notes: T + 85 basis points 2035 Notes: T + 98 basis points

Expected Ratings (Outlook):*	Moody’s: Baa3 (positive); S&P: BBB+ (stable); Fitch: BBB+ (stable)

Interest Payment Dates:

2028 Notes: February 19 and August 19, beginning on February 19, 2026

2032 Notes: February 19 and August 19, beginning on February 19, 2026

2035 Notes: February 19 and August 19, beginning on February 19, 2026

Record Dates:	2028 Notes: February 1 and August 1 2032 Notes: February 1 and August 1 2035 Notes: February 1 and August 1

Par Call:

2028 Notes: Par call on or after July 19, 2028 (the date that is one month prior to the final maturity date)

2032 Notes: Par call on or after June 19, 2032 (the date that is two months prior to the final maturity date)

2035 Notes: Par call on or after May 19, 2035 (the date that is three months prior to the final maturity date)

Make-Whole Call:	2028 Notes: Callable at make-whole call of T+10 basis points 2032 Notes: Callable at make-whole call of T+15 basis points 2035 Notes: Callable at make-whole call of T+15 basis points

CUSIP / ISIN:	2028 Notes: 62954H BF4 / US62954HBF47 2032 Notes: 62954H BG2 / US62954HBG20 2035 Notes: 62954H BH0 / US62954HBH03

Joint Book-Running Managers:

Barclays Capital Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

PNC Capital Markets LLC

UBS Securities LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

DBS Bank Ltd.

Deutsche Bank Securities Inc.

Morgan Stanley & Co. LLC

Rabo Securities USA, Inc.

SMBC Nikko Securities America, Inc.

Trade Date:	August 12, 2025

Settlement Date**:	August 19, 2025 (T+5)

Distribution:	SEC-registered

Governing Law:	State of New York

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*

Note: These securities ratings are expected to be provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

**

Note: It is expected that delivery of the notes will be made against payment therefor on or about August 19, 2025, which will be the fifth business day after the date of the prospectus supplement. Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any day prior to the business day before the Settlement Date will be required, by virtue of the fact that the notes will settle in five business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

This communication is confidential and is intended for the sole use of the person to whom it is provided by the sender. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Issuers and Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that have been filed with the SEC that are incorporated by reference in the prospectus for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuers, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Goldman Sachs & Co. LLC at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533, PNC Capital Markets LLC at 1-855-881-0697 or UBS Securities LLC at 1-833-481-0269.

No prospectus is required, in any member state of the European Economic Area, in accordance with Regulation (EU) 2017 / 1129 or, in the United Kingdom, in accordance with Regulation (EU) 2017 / 1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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